Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

 EMX ROYALTY CORPORATION ("EMX" or the "Company")

 Suite 501 - 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2. Date of Material Change

 October 5, 2020

Item 3. News Release

A news release dated October 5, 2020 was disseminated through the facilities of Newsfile Corp.

Item 4. Summary of Material Change

The Company provided an update on its Timok Project royalty properties, which cover the Cukaru Peki deposit being developed by Zijin Mining Group Co., Ltd. ("Zijin") in Serbia's Timok Magmatic Complex. As described in the Company's news release, EMX holds an uncapped 0.5% net smelter returns ("NSR") royalty across the Brestovac license, which contains the Cukaru Peki copper-gold deposit's Upper Zone high-grade development project and Lower Zone porphyry deposit.

Item 5. Full Description of Material Change

 Item 5.1 Full Description of Material Change

See attached news release.

 Item 5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

 October 8, 2020